Exhibit I

SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35-________); 70-

                  GPU, Inc., 300 Madison Avenue, Morristown, New Jersey 07960, a registered holding company, has filed with the Commission an Application pursuant to Sections 9(a)(1) and 10 of the Public Utility Holding Company Act of 1935 ("Act") and Rule 54 thereunder.

                  GPU and its various subsidiary companies currently purchase workers compensation insurance from Utilities Mutual Insurance Company ("UMI"), a captive mutual insurer providing insurance to a limited number of companies(5), and have been doing so since the 1920's. UMI is in the process of obtaining approval from the New York State Department of Insurance to convert from a mutual company to stock company status. It is UMI's intent that once it becomes a stock company, each policy holder would receive shares of common stock, $.01 par value, of a newly-formed holding company parent, UMICO Holdings, Inc. ("UMICO"), which will be incorporated under New York law, in proportion to their current ownership interest in UMI.

                  In connection with its demutualization, UMI intends to sell its entire insurance portfolio to Cologne Re, which would then assume all UMI obligations and liabilities for outstanding claims and future claims under policies written by UMI. Thereafter, UMI will not conduct any active business and the workers compensation insurance previously provided by UMI to its members will instead be provided by an affiliate of Cologne Re to the UMICO shareholders at least through 2003. It is expected, however, that UMI and UMICO would not be liquidated and dissolved and would remain in existence until all claims or potential claims covered by outstanding UMI policies have either been resolved or adequately reinsured to the satisfaction of the New York Department of Insurance. Upon dissolution, the UMICO shareholders would be entitled to their pro rata shares of any remaining UMI surplus.
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(5)    In addition to GPU and its subsidiaries, the current UMI members and policy holders are South Jersey Industries, Inc., Central Hudson Gas & Electric Corp., Empire State Electric Energy Research Corp., Griffith Oil Co., Long Island Water Corp., Middleburg Telephone, New York State Electric & Gas Corp., Niagara Mohawk Power Corp., Rochester Gas & Electric Corp. and Fi-Net Technologies.


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                  GPU  and  its  subsidiaries(6)  currently  have  an  aggregate ownership interest in UMI of approximately 36% and would, therefore, receive approximately 36% of UMICO's voting shares upon UMI's demutualization. In order to more efficiently manage and administer its workers compensation insurance programs, prior to demutualization, the GPU subsidiaries (other than Prime and Onondaga) have assigned their present interests in UMI to GPU. In contemplation of the pending demutualization, GPU and the other utility policy holders have entered into a subscription agreement providing for their purchase of shares of UMICO in proportion to their respective interests in UMI. Under the subscription agreement, GPU has agreed to acquire approximately 36.52% of UMICO in exchange for its present interest in UMI, subject, however, to the receipt of all necessary regulatory approvals, including Commission authorization under the Act. Following the acquisition, UMICO would, therefore, become a nonutility subsidiary of GPU.

                  The purchase of workers' compensation insurance through UMI has resulted in economies and cost savings to the GPU system companies in that the current period costs of obtaining such insurance from UMI have been more economical or, at least, comparable to the commercial market, particularly since any "profits" earned by UMI, as a mutual insurer, have been returned to its policyholders through annual dividends. As such, UMI has been providing, and for a period of time, following UMI's demutualization, an affiliate of Cologne Re would continue to provide at least through 2003, GPU with workers' compensation insurance at rates approved by the New York State Insurance Department and which, in any event, would be in accordance with the requirements of Section 13(b) and Rules 90 and 91 under the Act.

                  Consequently, by this application, GPU proposes to acquire shares of common stock, $.01 par value, of UMICO in exchange for all of its current interests in UMI. GPU would not pay any other consideration for the UMICO shares.

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(6)    The GPU subsidiaries are the following:  GPU Advanced Resources, Inc.,
Metropolitan Edison Company, Pennsylvania Electric Company, Jersey Central Power & Light Company, GPU International, Inc., GPU Service, Inc., GPU Nuclear, Inc., Prim e Energy Limited Partnership ("Prime") and Onondaga Cogeneration Limited Partnership ("Onondaga").


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                  The   Application,   as  amended,   is  available  for  public
inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ________________, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as amended, may be granted.